UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2024    Commission File Number: 1-31402
CAE INC.
(Translation of registrant’s name into English)
8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F    ___        Form 40-F   X

INCORPORATION BY REFERENCE

    Exhibits 99.1 and 99.2 of this Form 6-K are incorporated by reference as additional exhibits to the registrant’s Registration Statements on Form S-8 (File Nos. 333-97185, 333-155366, 333-213708, 333-267775 and 333-275323).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.
Date: June 21, 2024    By:    /s/ Mark Hounsell
Name:    Mark Hounsell
Title:    General Counsel, Chief Compliance Officer and Corporate Secretary

EXHIBIT INDEX

99.1        Notice and Management Proxy Circular dated June 14, 2024
99.2        Annual Report for the year ended March 31, 2024